Exhibit 99.1

Canadian Solar Announces the Proposed Offering of US$200 Million Convertible Senior Notes

GUELPH, Ontario, September 9, 2020 - Canadian Solar Inc. (NASDAQ: CSIQ) (the “Company”, or “Canadian Solar”), one of the world’s largest solar power companies, today announced the proposed offering, subject to market and other conditions, of US$200 million in aggregate principal amount of convertible senior notes due 2025 (the “Notes”) that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Company intends to grant the initial purchasers in the proposed offering a 30-day option to purchase up to an additional US$30 million aggregate principal amount of the Notes. The Company plans to use the net proceeds from the proposed offering for general corporate purposes, which may include the expansion of manufacturing capacity, development of solar power projects and working capital.

The Notes will be senior, unsecured obligations of the Company. The Notes will mature on October 1, 2025, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to October 6, 2023 unless certain tax-related events occur. On or after October 6, 2023, the Company may redeem for cash all or part of the Notes, at its option, if the last reported sale price of the Company’s common stock has been at least 130% of the conversion price then in effect on each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption. In the event of certain fundamental changes, holders of the Notes may require the Company to repurchase all or part of the Notes in cash, subject to certain conditions. The Notes will be convertible at the option of the holders at any time prior to the close of business on the second business day immediately preceding the maturity date. Upon conversion, the Company will deliver to such converting holders, a number of the Company’s common shares equal to the applicable conversion rate as of the relevant conversion date, together with a cash payment in lieu of any fractional share. The interest rate, initial conversion rate and other terms of the Notes are to be determined upon pricing of the proposed offering.

The Notes will be offered in the United States to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The Notes and the common shares deliverable upon conversion of the Notes have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be any offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes, and there can be no assurance that any of the offerings will be completed.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 46 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2020. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.